UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:	Date Examination completed:
811-23659	March 31, 2026
2. State Identification Number:

AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):

3. Exact name of investment company as specified in registration statement:

WisdomTree Digital Trust

4. Address of principal executive office: (number, street, city, state, zip code)

250 West 34th Street, 3rd Floor New York, NY 10019

WisdomTree Asset Management, Inc. 250 West 34th Street, 3rd Floor New York, NY 10119

Report of Management on Compliance with Certain Provisions of the Investment Company Act of 1940

July 31, 2026

We, as members of management of the funds indicated in Appendix A (the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940 (“the Act”). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of March 31, 2026, and for the periods applicable to each Fund as detailed in Appendix A.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of March 31, 2026, and for the periods applicable to each Fund as detailed in Appendix A, with respect to securities reflected in the investment account of the Funds.

Very truly yours,

/s/ David Castano
David Castano, Treasurer

WisdomTree Asset Management, Inc. 250 West 34th Street, 3rd Floor New York, NY 10119

Appendix A

SL No	Fund Registrant	Fund Name	Year-End	Period covered
1	WisdomTree Digital Trust	WisdomTree Short-Duration Income Digital Fund	6/30	for the period from November 1, 2025 (immediate day after the last examination date) through March 31, 2026
2	WisdomTree Digital Trust	WisdomTree Siegel Global Equity Digital Fund	6/30
3	WisdomTree Digital Trust	WisdomTree Siegel Longevity Digital Fund	6/30
4	WisdomTree Digital Trust	WisdomTree Siegel Moderate Digital Fund	6/30
5	WisdomTree Digital Trust	WisdomTree 500 Digital Fund	6/30
6	WisdomTree Digital Trust	WisdomTree Technology and Innovation 100 Digital Fund	6/30
7	WisdomTree Digital Trust	WisdomTree Private Credit and Alternative Income Digital Fund	6/30
8	WisdomTree Digital Trust	WisdomTree Equity Premium Income Digital Fund	6/30	for the period from December 4, 2025 (commencement of operations) through March 31, 2026

Ernst & Young LLP One Manhattan West New York, NY 10001	Tel: +1 212 773 3000 ey.com

Independent Accountant's Report

The Board of Trustees of WisdomTree Digital Trust

We have examined management's assertion, included in the accompanying Report of Management on Compliance with Certain Provisions of the Investment Company Act of 1940, that WisdomTree Digital Trust, comprising the Funds listed in Appendix A (the Company), complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of March 31, 2026. Management is responsible for its assertion about compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act (the specified requirements). Our responsibility is to express an opinion on management's assertion about the Company's compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with the attestation standards established by the American Institute of Certified Public Accountants ("AICPA"). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management's assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management's assertion is fairly stated, in all material respects. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management's assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

We are required to be independent of WisdomTree Digital Trust and to meet our other ethical responsibilities, as applicable for examination engagements set forth in the Preface: Applicable to All Members and Part 1: Members in Public Practice of the Code of Professional Conduct established by the AICPA.

Included among our procedures were the following tests performed as of March 31, 2026 (the examination date we selected without prior notice to management) and with respect to agreement of security purchases and sales or maturities, for the period indicated in Appendix A:

•	Confirmation of all securities held by institutions in book entry form (e.g., the Federal Reserve Bank of Kansas City, the Depository Trust Company and various sub-custodians);

•	Reconciliation of all such securities to the books and records of the Company and The Bank of New York (the Custodian);

•	Agreement of 1 security purchase and 1 security sale or maturity, for each fund in the Company , since the last report from the books and records of the Company to corresponding bank statements.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that WisdomTree Digital Trust complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of March 31, 2026, with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of WisdomTree Digital Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Ernst & Young LLP

New York, New York

July 31, 2026

Appendix A

Fund Name	Year- End	Examination Period
WisdomTree Short-Duration Income Digital Fund	6/30	November 1, 2025 – March 31, 2026
WisdomTree Siegel Global Equity Digital Fund	6/30	November 1, 2025 – March 31, 2026
WisdomTree Siegel Longevity Digital Fund	6/30	November 1, 2025 – March 31, 2026
WisdomTree Siegel Moderate Digital Fund	6/30	November 1, 2025 – March 31, 2026
WisdomTree 500 Digital Fund	6/30	November 1, 2025 – March 31, 2026
WisdomTree Technology and Innovation 100 Digital Fund	6/30	November 1, 2025 – March 31, 2026
WisdomTree Private Credit and Alternative Income Digital Fund	6/30	November 1, 2025 – March 31, 2026
WisdomTree Equity Premium Income Digital Fund	6/30	December 4, 2025* – March 31, 2026

*Note: The date of commencement of operation